UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	June, 2005
Commission File Number:	000-26296

Petaquilla Minerals Ltd.

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

FORM 52-109FT2

Certification of Interim Filings

I, Michael Levy, President and Director of Petaquilla Minerals Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the “Issuer”) for the interim period ending April 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: June 14, 2005

“Michael Levy”

Michael Levy

President and Director

FORM 52-109FT2

Certification of Interim Filings

I, Kenneth W. Morgan, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the “Issuer”) for the interim period ending April 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: June 14, 2005

“Kenneth W. Morgan”

Kenneth W. Morgan

Chief Financial Officer

PETAQUILLA MINERALS LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR THE THREE MONTHS ENDED APRIL 30, 2005

The following information should be read in conjunction with the Company’s April 30, 2005 interim consolidated financial statements and related notes. All amounts are expressed in Canadian dollars unless otherwise indicated.

Petaquilla Minerals Ltd. owns 52% of the copper/gold porphyry system in Panama known as the Minera Petaquilla project. Inmet Mining Ltd. (“Inmet”) owns the remaining 48%. At present, Teck Cominco Limited (“Teck”) holds no interest, but can acquire an effective 26% interest in the Minera Petaquilla S.A. project by funding PTQ’s share of the cost of placing this project into production.

In January 1998, a bankable final feasibility study on the Minera Petaquilla project was completed by H.A. Simons Ltd. on behalf of Teck. Teck is entitled to elect and has elected to defer, until February 21, 2005, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla. The deferral was based on Teck's view that the property was uneconomic at that time.

On December 13, 2004 , the Company entered into a letter of intent with Teck and Inmet . The parties under the letter of intent agreed in principle to resume activity on the Minera Petaquilla project. Under the letter of intent, the Company may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to us, Teck and Inmet .

The Company intends to focus the first phase of the mine development plan on the Molejon gold deposit, and has begun further exploration and development work for the purposes of a feasibility study on the deposit. In addition, the Company intends to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within our wholly-owned properties surrounding the Minera Petaquilla concession

On April 26, 2005, the Company and Inmet waived Teck’s annual obligation, under the Petaquilla Shareholders Agreement to update and deliver the final bankable feasibility study to our company in 2005. The Company chose to waive Teck's obligation due to our ongoing work on the proposed phased development plan. However, should delivery of an updated study become appropriate, the Company will request Teck to deliver an updated version of the final bankable feasibility study.

OPERATIONS AND FINANCIAL CONDITION

The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

At April 30, 2005, the Company had total assets of $1,505,308 as compared with $1,989,474 at January 31, 2005. This decrease is primarily attributable to losses incurred by the Company. Working capital at April 30, 2005 decreased to 226,907 from working capital of $870,543 at January 31, 2005 as a result of losses incurred by the Company.

Expenses for the three month period ended April 30, 2005 were $1,195,682, a substantial increase from $563,497 for the three month period ended April 30, 2004. The increase in expenses are primarily a response by the Company to improving precious and base metal prices, which have caused renewed interest in copper-gold properties such as the Company’s Petaquilla Property. The Company's largest cash outflow in the three month period ended April 30, 2005 were resource property costs of $640,705, compared to only $27,733 in the comparable period of the prior year. It is expected that, subject to obtaining sufficient financing, resource property costs will increase in future periods as the Company continues to develop its Molejon property. Stock-based compensation, a non-cash expense, decreased to $198,566 compared to $380,525 in the comparable period of the prior year. Investor relations and shareholder information expense and office administration expense increased to $82,112 and $44,358 from $30,899 and $16,896, respectively, in the comparable period of the prior year. Wages and benefits expense was $60,746, a decrease from $90,988 in the comparable period of the prior year. The Company also received net proceeds of $45,537 from the issuance of capital stock as the result of the exercise of options and warrants, compared to $263,325 in the comparable period of the prior year.

During the period, the Company sold 500,000 of its shares held in treasury at a price of $0.65 per share for net proceeds of $319,985. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company some years ago pursuant to an issuer bid. The loss of $1,574,015 resulting from the sale of these shares and related broker fees has been charged to deficit in the current period.

During the three month period ended April 30, 2005, the Company recorded an exchange gain of $87,566 and interest income of $8,212. During the three month period ended April 30, 2004, the Company recorded interest income of $7,007, a write-down of property and equipment of $42,705, a gain on redemption of performance bond of $208,944 and an exchange loss of $64,094.

The net loss for the three month period ended April 30, 2005 was $1,099,904 or $0.02 per share as compared with a net loss for the three month period ended April 30, 2004 of $563,497 or $0.02 per share.

SUMMARY OF QUARTERLY RESULTS

	2005 Apr 30 Q1	2005 Jan 31 Q4	2004 Oct 31 Q3	2004 Jul 31 Q2	2004 Apr 30 Q1	2004 Jan 31 Q4	2003 Oct 31 Q3	2003 Jul 31 Q2
Total revenue	$0	$0	$0	$0	$0	$0	$0	$0
Earnings (loss) before extraordinary items	(1,099,904)	(607,118)	(434,242)	(193,416)	(563,497)	(398,610)	(269,622)	(46,665)
Per Share[1]	(0.02)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	(0.00)
Net earnings (loss) for the period	(1,099,904)	(607,118)	(434,242)	(193,416)	(563,497)	(398,610)	(269,622)	(46,665)
Per Share[1]	(0.02)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	(0.00)

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

RELATED PARTY TRANSACTIONS

During the period ended April 30, 2005:

a) The Company paid consulting fees of $27,377 to a company controlled by a director.

b) The Company paid wages of $33,600 to directors.

c) Included in accounts payable at April 30, 2005 is $23,343 due to a company related by virtue of a common director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CAPITAL STOCK

The authorized share capital consists of 100,000,000 common shares and 20,000,000 preferred shares. As at April 30, 2005, an aggregate of 51,506,003 common shares were issued and outstanding.

The Company has the following warrants outstanding as at April 30, 2005:

Number of shares	Exercise price	Expiry date

4,416,666	$0.25	September 24, 2005
3,040,664	$0.25	November 18, 2005

The following summarizes information about the stock options outstanding as at April 30, 2005:

Exercise Price	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable
$ 0.15	500	1.96	500
$ 0.23	655,000	3.40	655,000
$ 0.42	920,000	3.99	800,000
$ 0.42	450,000	4.39	450,000
$ 0.50	200,000	4.69	66,664
$ 0.50	1,125,000	4.99	62,900

The Company received $325,000 and issued 960,000 shares for the exercise of options and warrants between April 30, 2005 and the date of this report.

LIQUIDITY AND CAPITAL RESOURCES

At April 30, 2005, the Company has working capital of $226,907 (January 31, 2005 - $870,543). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Petaquilla Property which, in turn, will be substantially determined by the price of copper.

ADDITIONAL INFORMATION

Additional information relating too the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

Three Months ended April 30, 2005

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

/s/ Michael Levy

President

/s/ Kenneth W. Morgan

Chief Financial Officer

June 14, 2005

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

		April 30, 2005	January 31, 2005 (Audited)

ASSETS

Current
Cash and cash equivalents		$284,905	$891,548
Receivables		55,409	71,263
Prepaid expenses		41,295	10,783

Total current assets		381,609	973,594

Property and equipment (Note 4)		143,317	49,825

Performance bond – restricted cash (Note 5)		980,382	966,055

		$1,505,308	$1,989,474

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$103,624	$51,973
Other accrued liabilities		51,078	51,078

Total current liabilities		154,702	103,051

Shareholders' equity
Capital stock (Note 6)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
51,506,003	(January 31, 2005 – 51,264,537) common shares	51,505,373	51,430,792
Contributed surplus (Note 6)		1,056,953	887,432
Deficit		(46,817,331)	(44,143,412)

		5,744,995	8,174,812
Treasury stock, at cost (Note 9)
Repurchased, not cancelled
1,160,200	(January 31, 2005 – 1,660,200) common shares	(4,394,389)	(6,288,389)

		1,350,606	1,886,423

		$1,505,308	$1,989,474

Nature of operations and going concern (Note 1)

On behalf of the Board:

“Michael Levy”	Director	“Kenneth W. Morgan”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars, Unaudited)

PERIODS ENDED APRIL 30

	Three Months Ended April 30, 2005	Three Months Ended April 30, 2004

EXPENSES
Accounting and legal	$49,317	$48,306
Consulting fees	30,282	41,751
Depreciation	6,796	76
Filing fees	4,309	9,543
Insurance	362	173
Investor relations and shareholder information	82,112	30,899
Office administration	44,358	16,896
Rent	25,926	18,392
Resource property costs	640,705	27,733
Stock-based compensation (Note 7)	198,566	380,525
Travel	52,203	7,367
Wages and benefits	60,746	90,988

Total expenses	(1,195,682)	(672,649)

OTHER INCOME (EXPENSE)
Foreign exchange gain	87,566	(64,094)
Write-down of property and equipment	-	(42,705)
Gain on redemption of performance bond	-	208,944
Interest income and amortization of discount on bond	8,212	7,007

Loss for the period	(1,099,904)	(563,497)

Deficit, beginning of period	(44,143,412)	(42,345,139)
Loss on sale of treasury stock (Note 9)	(1,574,015)	-

Deficit, end of period	$(46,817,331)	$(42,908,636)

Basic and diluted loss per share	$(0.02)	$(0.02)

Weighted average number of shares outstanding	49,380,546	34,807,650

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in Canadian Dollars, Unaudited)

PERIODS ENDED APRIL 30

	Three Months Ended April 30, 2005	Three Months Ended April 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(1,099,904)	$(563,497)
Items not affecting cash:
Depreciation	6,796	76
Stock-based compensation	198,566	380,525
Foreign exchange gain on performance bond	(14,327)
Write-down of property and equipment	-	42,705

Changes in non-cash working capital items:
(Increase) decrease in receivables	15,854	46,449
(Increase) decrease in prepaid expenses	(30,512)	4,789
(Decrease) increase in accounts payable and accrued liabilities	51,651	39,682

Net cash used in operating activities	(872,063)	(49,271)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from sale of treasury stock	319,985	-
Net proceeds from issuance of capital stock	45,537	263,325

Net cash provided by financing activities	365,522	263,325

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(100,102)	(3,702)
Purchase of performance bond	-	(375,380)

Net cash provided used in investing activities	(100,102)	(379,082)

Change in cash and cash equivalents	(606,643)	(165,028)

Cash and cash equivalents, beginning of period	891,548	1,836,465

Cash and cash equivalents, end of period	$284,905	$1,671,437

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2005

___________________________________________________________________________________________________

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition and exploration of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. On October 12, 2004, the Company changed its name from Adrian Resources Ltd. to Petaquilla Minerals Ltd. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At April 30, 2005, the Company has working capital of $226,907 (January 31, 2005 - $870,543). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. MARKETABLE SECURITIES

The Company holds shares of certain publicly traded companies with a book value of $Nil (January 31, 2005 - $Nil) and a market value of $42,642 (January 31, 2005 - $37,419).

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2005

___________________________________________________________________________________________________

4. PROPERTY AND EQUIPMENT

		April 30, 2005			January 31, 2005

	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$35,315	$5,337	$29,978	$12,530	$2,202	$10,328
Equipment	88,301	4,567	83,734	15,384	2,308	13,076
Furniture and fixtures	11,358	1,565	9,793	10,780	1,078	9,702
Leasehold improvements	8,951	1,301	7,650	7,781	778	7,003
Office equipment	13,789	1,627	12,162	10,796	1,080	9,716

	$157,714	$14,397	$143,3179	$57,271	$7,446	$49,825

During the year ended January 31, 2005, the Company wrote-off to operations certain property and equipment with a net book value of $44,855.

During the year ended January 31, 2004, the Company wrote-off certain fully depreciated equipment with an original cost of $335,702.

5. PERFORMANCE BOND – RESTRICTED CASH

The Company is required to post a performance bond of US$780,000 to maintain its interest in the Petaquilla property. As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to the Company over the term of the loan. During the year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142. The Company subsequently pledged a guaranteed investment certificate in the amount of $1,035,060 (US$780,000) as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2005

___________________________________________________________________________________________________

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Issued

Balance as at January 31, 2003	33,340,543	$48,842,442	$48,290
Non-brokered private placement, net of finders’ fees (a)	8,333,333	1,125,000	-
Non-brokered private placement, net of finders’ fees (b)	6,666,666	900,000	-
Exercise of stock options	489,000	87,850	(14,500)
Finder’s fee warrants	-	-	51,563
Stock-based compensation	-	-	242,469
Share issuance costs	-	(105,966)	-

Balance as at January 31, 2004	48,829,542	50,849,326	327,822
Exercise of stock options	2,185,497	476,209	(114,383)
Exercise of warrants	249,498	105,257	(42,883)
Stock-based compensation	-	-	716,876

Balance as at January 31, 2005	51,264,537	$51,430,792	$887,432
Exercise of stock options	148,000	35,277	(13,032)
Exercise of warrants	93,166	39,304	(16,013)
Stock-based compensation	-	-	198,566

Balance as at April 30, 2005	51,506,003	$51,505,373	$1,056,953

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2005

___________________________________________________________________________________________________

7. STOCK OPTIONS

The Company has a stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company’s plan is 7,436,158 common shares. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2003	2,398,297	$0.15
Granted	1,180,000	0.23
Eercised	(489,000)	0.15
Expired	-	-
Forfeited	-	-

Balance at January 31, 2004	3,089,297	0.18
Granted	2,770,000	0.43
Exercised	(2,185,497)	0.17
Expired	-	-
Forfeited	(1,300,000)	0.41

Balance at January 31, 2005	2,373,800	0.36
Granted	1,125,000	0.50
Exercised	(148,300)	0.15
Expired	-
Forfeited	-

Balance at April 30, 2005	3,350,500	$0.41
Number of stock options exercisable	2,035,064

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2005

___________________________________________________________________________________________________

7. STOCK OPTIONS (cont’d...)

As at April 30, 2005, the following stock options were outstanding as follows:

Number of Shares	Exercise Price	Expiry Date

500	$0.15	April 18, 2007
655,000	$0.23	September 24, 2008
920,000	$0.42	April 28, 2009
450,000	$0.42	September 22, 2009
200,000	$0.50	January 10, 2010
1,125,000	$0.50	April 21, 2010

Total stock options granted during the period ended April 30, 2005 are 1,125,000. Total stock-based compensation for the fair value of stock options granted during the current period was $198,566 which has been recorded in the interim consolidated statement of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders’ equity.The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Period Ended April 30, 2005
Risk-free interest	2.98%
Expected dividend yield	-
Expected stock price volatility	85%
Expected option life in years	2 years

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2005

___________________________________________________________________________________________________

8. SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2003	-	-

Issued	7,799,994	0.25
Expired	-	-

Balance at January 31, 2004	7,799,994	0.25

Issued	-	-
Exercised	249,498	0.25
Expired	-	-

Balance at January 31, 2005	7,550,496	$0.25

Issued	-	-
Exercised	93,166	0.25
Expired	-	-

Balance at April 30, 2005	7,457,330	$0.25

As at April 30, 2005, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

4,416,666	$0.25	September 24, 2005
3,040,664	$0.25	November 18, 2005

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2005

___________________________________________________________________________________________________

9. TREASURY STOCK

During the period ended April 30, 2005, the Company sold 500,000 of its shares held in treasury at a price of $0.65 per share for net proceeds of $319,985. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company some years ago pursuant to an issuer bid. The loss of $1,574,015 resulting from the sale of these shares and related broker fees has been charged to deficit in the current period.

10. RELATED PARTY TRANSACTIONS

During the period ended April 30, 2005:

a) The Company paid consulting fees of $27,377 to a company controlled by a director.

b) The Company paid wages of $33,600 to directors.

c) Included in accounts payable at April 30, 2005 is $23,343 due to a company related by virtue of a common director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

/s/ Kenneth Morgan

/s/ Kenneth Morgan

Kenneth Morgan

Chief Financial Officer and Secretary

Date: November 2, 2005